EXHIBIT 23.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our report dated March 8, 2016, relating to the consolidated financial statements and financial statement schedule of Liggett Group LLC appearing in the Annual Report on Form 10-K of Vector Group Ltd. and subsidiaries for the year ended December 31, 2015 (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph emphasizing that Liggett Group LLC is a wholly owned subsidiary of Vector Group Ltd. and the financial statements may not be indicative of those had it been a stand-alone entity), and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Miami, Florida
June 1, 2016